UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

                    CYCLO THERAPEUTICS, INC.

(Name of Issuer)

               Common Stock, par value $.0001 per share

(Title of Class of Securities)

                         23254X102

(CUSIP Number)

Zev M. Bomrind

Fox Rothschild LLP

101 Park Avenue
New York, New York 10017

(212) 878-7951

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 pages)

———————

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23254X102	13D	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Novit, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 35,135,164
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 35,135,164
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,135,164
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 23254X102	13D	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Novit U.S., Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 35,135,164
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 35,135,164
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,135,164
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 23254X102	13D	Page 4 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Katarzyna Kusmierz
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 35,135,164
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 35,135,164
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,135,164
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 23254X102	13D	Page 5 of 7 Pages

Item 1.	Security and the Issuer.

This Amendment No. 2 to Schedule 13D (as amended hereby, the “Schedule 13D”) is being filed by the Reporting Persons identified below to amend and supplement the Schedule 13D originally filed by the Reporting Persons on August 14, 2014 with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Cyclo Therapeutics, Inc. (f/k/a CTD Holdings, Inc.), a Florida corporation (the “Issuer”).

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended and supplemented hereby, all information previously filed remains in effect.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended by adding the following paragraph at the end thereof:

On August 27, 2020, Novit entered into a Securities Purchase Agreement with the Issuer pursuant to which Novit purchased 10,000,000 “Units” from the Issuer in a private placement (the “Private Placement”) for an aggregate purchase price of $1,000,000. Each Unit consisted of one share of Common Stock and a seven-year warrant to purchase one share of Common Stock at an exercise price of $0.15 per share. Such Units were purchased by Novit with its working capital.

Item 5.     Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) Item 5 of the Schedule 13D are hereby amended by restated as follows:

(a)     As of the date of this filing:

Novit owns directly 21,517,582 shares of Common Stock and warrants to purchase an aggregate of 13,617,582 shares of Common Stock. Based on approximately 169,883,000 shares of Common Stock issued and outstanding as of September 1, 2020 (based on 141,671,462 shares disclosed by the Issuer as outstanding prior to the Private Placement in its most recent Quarterly Report on Form 10-Q, plus the shares of Common Stock issued in the Private Placement), the 35,135,164 shares of Common Stock beneficially owned by Novit constitute 19.1% of the outstanding shares of Common Stock. Each of Novit US and Kusmierz may be deemed to own the 35,135,164 shares of Common Stock beneficially owned by Novit.

(b)         Sole power to vote or to direct the vote:     0

Shared power to vote or to direct the vote:

Novit, Novit US and Kusmierz share the power to vote or direct the vote of the 35,135,164 shares of Common Stock beneficially owned by Novit.

Sole power to dispose of or to direct the disposition:     0

Shared power to dispose of or to direct the disposition:

Novit, Novit US and Kusmierz share the power to dispose of or direct the disposition of the 35,135,164 shares of Common Stock beneficially owned by Novit.

(c)          The information provided in Item 3 is hereby incorporated by reference. There have been no other transactions by the Reporting Persons in the shares of Common Stock during the past 60 days.

CUSIP No. 23254X102	13D	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2020	NOVIT, L.P.
By: Novit U.S., Inc., its General Partner

By:	/s/ F. Patrick Ostronic
Name:	F. Patrick Ostronic
Title:	Vice President

Dated: September 2, 2020	NOVIT U.S., INC.

	By:	/s/ F. Patrick Ostronic
	Name:	F. Patrick Ostronic
	Title:	Vice President

Dated: September 2, 2020	/s/ Katarzyna Kusmierz
Katarzyna Kusmierz

CUSIP No. 23254X102	13D	Page 7 of 7 Pages

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Cyclo Therapeutics, Inc., and hereby affirm that this Amendment No. 2 to Schedule 13D is being filed on behalf of each of the undersigned.

Dated: September 2, 2020	NOVIT, L.P.
By: Novit U.S., Inc., its General Partner

By:	/s/ F. Patrick Ostronic
Name:	Patrick Ostronic
Title:	Vice President

Dated: September 2, 2020	NOVIT U.S., INC.

	By:	/s/ F. Patrick Ostronic
	Name:	F. Patrick Ostronic
	Title:	Vice President

Dated: September 2, 2020	/s/ Katarzyna Kusmierz
Katarzyna Kusmierz